SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                           For the month of March 2006

                      FRESENIUS MEDICAL CARE AG & Co. KGaA


                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F [X]              Form 40-F [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes [ ]                    No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

       Attached hereto as Exhibit 99.1 is an Investor News Release issued by Fresenius Medical Care AG & Co. KGaA on March 31, 2006 announcing consummation of the acquisition of Renal Care Group, Inc. by Fresenius Medical Care AG & Co. KGaA (the "Company") and the consummation of the offer to purchase and consent solicitation for the 9% Senior Subordinated Notes of Renal Care Group, Inc.

       This Report on Form 6-K shall be incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-131840), and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

                                    EXHIBITS

Exhibit 99.1      Investor News Release issued dated March 31, 2006

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: March 31, 2006


                                FRESENIUS MEDICAL CARE AG & Co. KGaA,
                                a partnership limited by shares, represented by:

                                FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner



                                By: /s/ DR. BEN J. LIPPS
                                    --------------------------------------------
                                    Name: Dr. Ben J. Lipps

                                    Title: Chief Executive Officer and

                                    Chairman of the Management Board



                                By: /s/ LAWRENCE A. ROSEN
                                    --------------------------------------------
                                    Name: Lawrence A. Rosen

                                    Title: Chief Financial Officer